

April 16, 2013

Via E-Mail
James Pakulis
Chief Executive Officer
SearchCore, Inc.
26497 Rancho Parkway
South Lake Forest, CA 92630

  Re: **SearchCore, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed April 1, 2013
     File No. 000-51225

Dear Mr. Pakulis:

  We have reviewed your letter dated March 28, 2013 and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Notes to the Condensed Consolidated Financial Statements

Note 4. Sale of WeedMaps, page F-19

1. Further explain why the sale of WeedMaps is not presented as discontinued operations in your historical financial statements. Provide us with your full evaluation of whether the conditions in ASC 205-20-45-1 were met for the disposed component. We note that the asset group disposed of included your wholly owned subsidiaries, WeedMaps Media, Inc. and General Marketing Solutions, Inc., including certain assigned trademarks and domain names. It appears that these groups of assets represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, representing the component to be considered for separate presentation. You indicate that the cash flows from the "revenue-generating assets" were migrated to other industries. The cash flows generated from the use of the same technology and telemarketing in a different industry do not appear to be migrated, as the revenue will not be generated from similar services to the specific customers of the disposed component. Refer to the definition of migration in ASC 205-20-20. In addition, the continuing cash flows that you expect to generate from the "revenue-generating assets" do not appear to be

associated with the activities involving the disposed component and do not appear to be significant in comparison to the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction. Please provide further analysis.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Brian A. Lebrecht, Esq. (*via e-mail*)